                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                                ___________________

                                   SCHEDULE 13E-3
                          RULE 13E-3 TRANSACTION STATEMENT
         (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                                 (AMENDMENT NO. 2)



                           ROCK BOTTOM RESTAURANTS, INC.
                                (Name of the Issuer)

                           ROCK BOTTOM RESTAURANTS, INC.
                                  RB CAPITAL, INC.
                               RBR ACQUISITION CORP.
                                    FRANK B. DAY
                                 ROBERT D. GREENLEE
                                    DAVID M. LUX
                                    ARTHUR WONG
                      (Name of the Person(s) Filing Statement)

                       Common Stock, Par Value $.01 Per Share
                           (Title of Class of Securities)

                                     771833100
                       (CUSIP Number of Class of Securities)
                                ___________________

                                  William S. Hoppe
                           Rock Bottom Restaurants, Inc.
                         248 Centennial Parkway, Suite 100
                            Louisville, Colorado  80027
                                   (303) 664-4000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices
            and Communications on Behalf of Person(s) Filing Statement)
                       _____________________________________

                                     COPIES TO:

         Mark D. Gerstein, Esq.                     Paul Hilton, Esq.
            Latham & Watkins                   Davis, Graham & Stubbs LLP
         Sears Tower, Suite 5800           370 Seventeenth Street, Suite 4700
        Chicago, Illinois  60606              Denver, Colorado  80201-0185
             (312) 876-7700                          (303) 892-9400

     This statement is filed in connection with (check the appropriate box):

 a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

 b. [ ] The filing of a registration statement under the Securities Act of 1933.

 c.  [ ]  A tender offer.

 d.  [ ]  None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                             CALCULATION OF FILING FEE


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
          Transaction Valuation*                  Amount Of Filing Fee**
               $61,268,949                             $12,423
-------------------------------------------------------------------------------
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



* For purposes of calculating the filing fee only. Determined by (1) multiplying 8,163,755 shares of common stock, par value $.01 per share, of Rock Bottom Restaurants, Inc. (less an aggregate of 2,200,173 shares to be contributed to RB Capital, Inc. by certain of its affiliates) by $10.00 per share, and (2) adding thereto the aggregate amount anticipated to be paid to certain persons holding options to acquire shares of common stock in consideration of cancellation of such options (assuming an aggregate of 848,948 options are canceled in exchange for cash in the transaction).

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $12,254    Filing party: Rock Bottom Restaurants, Inc.
                                                 RB Capital, Inc.
                                                 RBR Acquisition Corp.
                                                 Frank B. Day
                                                 Robert D. Greenlee
                                                 David M. Lux
                                                 Arthur Wong

Form or registration no.:  13E-3   Date filed:  April 19, 1999

                                    INTRODUCTION


     This Amendment No. 2 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") filed jointly by Rock Bottom Restaurants, Inc., a Delaware corporation (the "Company"), RB Capital, Inc., a Delaware corporation ("RB Capital"), RBR Acquisition Corp., a Delaware corporation ("RBR Acquisition"), and Frank B. Day, Robert D. Greenlee, David M. Lux and Arthur Wong, each an individual, with the Securities and Exchange Commission (the "Commission") on April 19, 1999 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, as amended by the Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed jointly by the Company, RB Capital, RBR Acquisition and Messrs. Day, Greenlee, Lux and Wong on June 4, 1999, in connection with the proposed merger (the "Merger") of the Company with and into RBR Acquisition pursuant to an Agreement and Plan of Merger, dated as of March 18, 1999 (the "Merger Agreement"), by and among the Company, RB Capital and RBR Acquisition. RB Capital and RBR Acquisition were each formed by Messrs. Day, Greenlee, Lux and Wong in connection with the Merger and RBR Acquisition is a wholly owned subsidiary of RB Capital.


     In the Merger and pursuant to the terms and conditions set forth in the Merger Agreement, the Company will merge with and into RBR Acquisition, with the Company as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger, each issued and outstanding share of common stock, par value $.01 per share, of the Company (the "Shares") (other than Shares held by (1) the Company or any of its wholly-owned subsidiaries, (2) RB Capital or RB Acquisition, or (3) stockholders who perfect their rights under Delaware law to dissent from the Merger and seek an appraisal of their Shares) will be converted into and become the right to receive $10.00 per Share in cash, without interest. As a result of the Merger, RB Capital will own 100% of the capital stock of the Surviving Corporation.


     Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Commission a preliminary proxy statement (as amended and supplemented through the date hereof, the "Proxy Statement") pursuant to which the stockholders of the Company will be given notice of the Merger. A copy of the Proxy Statement is attached hereto as Exhibit 99(d)(1). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

 ITEM 1.    ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

       The response to Item 1(e) of the Schedule 13E-3 is hereby amended and supplemented in its entirety to read as follows:


       (e) None of the Company, RB Capital, RBR Acquisition, or any of Messrs. Day, Greenlee, Lux or Wong has made an underwritten public offering of the Shares during the past three years.


ITEM 6.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The response to Item 6(d) of the Schedule 13E-3 is hereby amended and supplemented in its entirety to read as follows:


       (d) None of the Company, RB Capital, RBR Acquisition or any of Messrs. Day, Greenlee, Lux or Wong has requested that the name of the banks providing funds to be used in the Merger be kept confidential.





ITEM 8.     FAIRNESS OF THE TRANSACTION.


       The response to Item 8 of the Schedule 13E-3 is hereby amended and supplemented in its entirety to reads as follows:



       (a)-(f) The information set forth in the sections entitled "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS -- Opinion of Financial Advisor to the Special Committee," "SPECIAL FACTORS -- RB Capital's and RBR Acquisition's Purpose and Reason for the Merger" of the Proxy Statement and in Annex B to the Proxy Statement is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

       The response to Item 13(b) and (c) of the Schedule 13E-3 is hereby amended and supplemented in its entirety to read as follows:


       (b) None of the Company, RB Capital, RBR Acquisiton or any of Messrs. Day, Greenlee, Lux or Wong has made any provision in connection with the Merger to allow unaffiliated security holders to obtain access to the corporate files of any of the Company, RB Capital or RBR Acquisition or to obtain counsel or appraisal services at the expense of the Company, RB Capital, RBR Acquisition or any of Messrs. Day, Greenlee, Lux or Wong.



       (c) The Merger does not involve the exchange of debt securities of the Company, RB Capital or RBR Acquisition for the equity securities held by security holders of the Company who are not affiliates of the Company.


ITEM 14.  FINANCIAL INFORMATION.

       Item 14(b) of the Schedule 13E-3 is hereby amended and supplemented in its entirety to read as follows:






       (b) Pro forma data disclosing the effect of the Merger on the Company's (i) balance sheets as of each of December 27, 1998 and March 28, 1999; (ii) statements of income, earnings per share amounts, and ratios of earnings to fixed charges for each of the fiscal year ended December 27, 1998 and the fiscal quarter ended March 28, 1999; and (iii) book value per share as of each of December 27, 1998 and March 28, 1999 are not material because the Merger Consideration is all cash and if the Merger is consummated, the Shares will cease to be publicly traded.


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

       Item 17 of the Schedule 13E-3 is hereby amended and supplemented to add the following exhibits and to read as follows:





       (d)(1)  Amendment No. 2 to Proxy Statement, together with the proxy card.

                                     SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:       June 18, 1999                   ROCK BOTTOM RESTAURANTS, INC.

                                             By:    /s/  William S. Hoppe
                                                -----------------------------
                                             Name:  William S. Hoppe
                                             Title: Executive Vice President,
                                                    Chief Financial Officer and
                                                    Chief Administrative Officer

                                             RB CAPITAL, INC.

                                             By:    /s/  Frank B. Day
                                                -----------------------------
                                             Name:  Frank B. Day
                                             Title: President

                                             RBR ACQUISITION CORP.

                                             By:    /s/  Frank B. Day
                                                -----------------------------
                                             Name:  Frank B. Day
                                             Title: President


                                             By:    /s/  Frank B. Day
                                                -----------------------------
                                                    Frank B. Day

                                             By:    /s/  Robert D. Greenlee
                                                -----------------------------
                                                    Robert D. Greenlee

                                             By:    /s/  David M. Lux
                                                -----------------------------
                                                    David M. Lux

                                             By:    /s/  Arthur Wong
                                                -----------------------------
                                                    Arthur Wong

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                                   EXHIBIT INDEX



EXHIBIT
NUMBER                        DESCRIPTION
-------                       -----------
99(d)(1)    Amendment No. 2 to Proxy Statement, together with the proxy card.



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